EXHIBIT 99.1

Lombard Medical Names David Milne to Board of Directors

IRVINE, Calif., Sept. 8, 2015 (GLOBE NEWSWIRE) -- Lombard Medical Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aortic repair of abdominal aortic aneurysms, today announced that medical device executive and investor David Milne has joined its Board of Directors, effective immediately.

Mr. Milne, 53, serves as a managing partner of Boston-based venture capital firm SV Life Sciences. He has more than 30 years of operating, business development and venture capital experience in the medical device industry. Mr. Milne has held leadership positions in marketing, sales and business development, and has been involved in the founding of numerous medical technology companies.

Previously, he was Chairman of the Board of Directors of Altura Medical, an endovascular stent graft developer acquired by Lombard in July 2015. Mr. Milne currently sits on the board of a number of life science companies, including publicly traded Entellus and TransEnterix listed on NASDAQ and the NYSE, respectively.

Before entering venture capital, Mr. Milne held various positions in the medical industry, including Vice President, Business Development for Boston Scientific where he was responsible for more than $2 billion of transactions with 30 companies, including acquisitions, mergers, equity and debt financing structures.

"Mr. Milne brings a tremendous wealth of global medical device experience and expertise to our Board," said Raymond W. Cohen, Chairman of the Board of Lombard. "His background is suited for contributing to the Company given his keen understanding of the endovascular stent graft market based on his work at Altura Medical."

He has a Bachelor of Science degree in Biology from Rutgers University and an MBA in Marketing/Finance from New York University.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H. Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000